EXHIBIT 99.1

Intellipharmaceutics Provides Update on Activities Related to 30mg Generic Version of Focalin XR(R)

TORONTO, March 29, 2011 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), today announced the following with regard to its generic drug commercialization activities.

The Company has become aware that Elan Corporation, plc and Elan Pharma International Ltd. have filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par Pharmaceutical, Inc., Intellipharmaceutics' development and commercialization partner for generic Focalin XR®, for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics' generic version of 30mg Focalin XR® (dexmethylphenidate hydrochloride) extended-release capsules. The Complaint has not yet been served upon the Company or upon Par. Previously, in similar litigation, now settled by dismissal and the grant of licenses to Par and Intellipharmaceutics, each of Elan, Novartis Pharmaceuticals Corporation, and Celgene Corporation had filed a similar Complaint in the same court for alleged patent infringement relating to Intellipharmaceutics' and Par's development of 5mg, 10mg, 15mg and 20mg dosage strengths of Focalin XR®. In view of the previous settlement related to these four dosage strengths, the Company believes there is a reasonable prospect that the litigation relating to the 30mg strength could also be settled on terms satisfactory to the Company, although no assurance can be provided to this effect.

Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. Intellipharmaceutics remains confident that its generic version of 30mg Focalin XR® does not in any event infringe the patents in issue. For further information please contact: John Allport, VP Legal Affairs, Intellipharmaceutics International Inc., 30 Worcester Road, Toronto, Ontario, M9W 5X2, Tel: (416) 798-3001 Ext. 104, Fax: (416) 798-3007.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

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Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the proposed financing, including the amount and timing thereof and effect on control, and possible future warrant exercises, and regarding the Company's plans, milestones and proposed use of proceeds, status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the closing of this transaction, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 26, 2010 and Form 20-F for the year ended November 30, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Glenn Neumann
         Director of Investor Relations
         416-798-3001 x123
         investors@intellipharmaceutics.com